Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FACT SHEET

Benefits to the United States

No industry has experienced such rapid and continuous change in so short a time as the global telecommunications industry. The Internet and advanced broadband and wireless technologies have changed forever the communications industry. Today, people communicate more often, from more places, in more ways with different networks, devices and technologies than ever before.

Evolution of Communications in the United States

•	Technology changes are outgrowing the traditional limits of telecom services and geographies, and are fundamentally reshaping the industry’s competitive structure, business models, economics and regulatory frameworks.

•	Since the dot-com and telecom meltdowns, the capital markets have recognized the inherent business risks associated with investment in communications; consequently, the cost of capital has increased and access to it has been constrained.

•	Industry experts predict that eventually only two or three companies in the world will be capable of serving global customers. This merger helps ensure that at least one of those companies will be U.S.-based.

•	Given the macro changes in the industry, today’s telecom companies are faced with an uncertain future that presents significant risks, as well as opportunities. To succeed, companies must evolve, adapt and expand their capabilities.

A New Era. A New Company

•	The merger of SBC and AT&T is an important next step in the evolution of the communications industry and will bring needed consolidation to an industry that has been challenged by dramatic changes.

•	Together, SBC and AT&T will be better-positioned for success and leadership within a rapidly changing industry, setting the standard for transition from legacy technologies to advanced, next-generation IP networks and services.

•	The union creates a financially stable firm that can offer large corporate and government customers a full suite of best-in-class telecommunications services, across technologies and around the globe.

•	The combined company will be a stronger U.S.-based global competitor capable of significant investments in advanced Data/IP and wireless technologies.

NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.